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[OmniQuip Logo]
                                                               CORPORATE OFFICES
                                                            222 East Main Street
                                                       Port Washington, WI 53074
                                                         Telephone: 414-268-8965
                                                               Fax: 414-268-3100

                                                                 August 27, 1999

Dear Stockholder:

     We are pleased to report that on August 21, 1999, OmniQuip International, Inc. entered into an Agreement and Plan of Merger with Textron Inc. and one of its subsidiaries, Telescope Acquisition Inc. (the "Merger Agreement"), that provides for the acquisition of OmniQuip at a price of $21.00 per share in cash. Under the terms of the proposed transaction, Telescope Acquisition Inc. has today commenced a cash tender offer for all of the outstanding shares of OmniQuip common stock at $21.00 per share. Following the completion of the tender offer, and any approvals required by law, Telescope Acquisition Inc. will be merged with and into OmniQuip and all shares not purchased in the tender offer (other than those owned by Textron Inc. or by holders who have perfected appraisal rights) will be converted into the right to receive $21.00 per share in cash in the merger.

     YOUR BOARD OF DIRECTORS HAS (i) UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER,
(ii) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, OMNIQUIP AND ITS STOCKHOLDERS, AND (iii) RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO TELESCOPE ACQUISITION INC. AND APPROVE AND ADOPT THE MERGER AGREEMENT AND MERGER, IF REQUIRED.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. Among other things, these factors include the opinion of Morgan Stanley & Co. Incorporated, financial advisor to OmniQuip, that, as of the date of the opinion, the consideration to be received by the stockholders pursuant to the Merger Agreement is fair to such stockholders from a financial point of view.

     Accompanying this letter is a copy of OmniQuip's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Textron Inc.'s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully. The management and directors of OmniQuip thank you for the support you have given the Company.

     On behalf of the Board of Directors.

                                          Sincerely,

                                          /s/ DONALD E. NICKELSON
                                          Donald E. Nickelson
                                          Chairman of the Board

                                          /s/ P. ENOCH STIFF
                                          P. Enoch Stiff
                                          President and Chief Executive Officer